Exhibit 17.1

Lori Jones

February 27, 2012

Brian R. Balbirnie
Chairman and Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville NC 27560

Dear Brian Balbirnie:

Please accept my resignation as a board member of Issuer Direct Corporation immediately.

Brian, thank you for the opportunity to serve as a board member. I wish you the best!

Sincerely,

/s/ Lori Jones
Lori Jones